Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

	Three Months Ended March 31, 2012	Year Ended December 31,

		2011	2010	2009	2008	2007
Fixed charges:
Interest expense	$—	$—	$—	$2,000	$21,000	$96,000
Estimated interest portion of rent expense	341,000	1,460,000	1,599,000	1,731,000	1,859,000	1,967,000

Total fixed charges	$341,000	$1,460,000	$1,599,000	$1,733,000	$1,880,000	$2,063,000

Earnings:
Net income (Loss) from continuing operations before income taxes	$244,000	$(7,283,000)	$(30,385,000)	$(28,558,000)	$(36,896,000)	$(35,894,000)
Add: Fixed charges	341,000	1,460,000	1,599,000	1,733,000	1,880,000	2,063,000
Amortization of capitalized interest	—	—	—	—	—	—

Total earnings	$585,000	$(5,823,000)	$(28,786,000)	$(26,825,000)	$(35,016,000)	$(33,831,000)

Ratio of earnings to fixed charges	1.7x	—	—	—	—	—
Ratio of earnings to combined fixed charges and preference dividends(1)	1.7x	—	—	—	—	—

(1)	For the years ended December 31, 2011, 2010, 2008, 2007 and 2006, the earnings were insufficient to cover fixed charges by $7,283,000, $30,385,000, $28,558,000, $36,896,000 and $35,894,000, respectively.